Exhibit 99.2

THIS DOCUMENT AND THE ENCLOSED PROXY FORM ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the contents of this document and/or as to what action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial advisor duly authorised under the Financial Services and Markets Act 2000 (as amended) who are specialists in advising in connection with shares and other securities if you are a resident of the United Kingdom or, if not, from another appropriately authorised independent advisor.

If you have sold or otherwise transferred all of your holding of ordinary shares in 4D pharma plc (the ‘Company’) you should forward this document and the accompanying proxy form as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee. Such documents should not, however, be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction. If you sell or have sold or otherwise transferred only part of your holding of ordinary shares in the Company, you should retain these documents and consult the stockbroker, bank or other agent through whom the sale or transfer was effected immediately.

4D PHARMA PLC

(Incorporated and registered in England and Wales with registered no. 08840579)

Notice of Annual General Meeting

4D pharma plc Notice of Meeting 2022	1

Notice of Annual General Meeting

Directors	Position	Registered office
Axel Glasmacher	Non-Executive Chair	4D pharma plc
Duncan Peyton	Chief Executive Officer	9 Bond Court
Alex Stevenson	Chief Scientific Officer	Leeds LS1 2JZ
Ed Baracchini	Non-Executive Director	United Kingdom
Sandy Macrae	Non-Executive Director
Paul Maier	Non-Executive Director
Katrin Rupalla	Non-Executive Director

25 May 2022

Dear Shareholder

Notice of Annual General Meeting

This circular contains the formal Notice of the Company’s 2022 Annual General Meeting (AGM) to be held on 28 June 2022 at 9:00 a.m. (British Summer Time) at the offices of Pinsent Masons LLP, 1 Park Row, Leeds LS1 5AB.

Also enclosed with this document is the Company’s Annual Report and Accounts for the financial year ended 31 December 2021 (the Annual Report).

This document and the Annual Report can also be viewed and/or downloaded from the Investors section of our website (www.4dpharmaplc.com).

BUSINESS OF THE MEETING

The Notice of AGM, which is on pages 7to 9 of this document, sets out the items of business to be considered at the AGM. Explanatory notes on all the business to be considered at the AGM are set out below.

Resolutions 1 to 8 are proposed as ordinary resolutions. This means that, for each of those resolutions, more than half of the votes cast must be in favour of each resolution.

Resolution 9 is proposed as a special resolution. This means that, in order to be passed, at least three-quarters of the votes cast must be in favour of that resolution.

Ordinary resolutions

Resolution 1 – Approval of the Annual Report and Accounts

To receive and adopt the Company’s annual accounts for the financial year ended 31 December 2021, together with the Directors’ Report and the Auditor’s Report thereon.

Resolutions 2 and 3 – Approval of Directors’ Remuneration Report and Policy

The Directors’ Remuneration Report for the financial year ended 31 December 2021, as set out on pages 45 to 50 of the Annual Report and Accounts for the financial year ended 31 December 2021, is to be approved. This will be an advisory vote.

In addition, the Directors’ Remuneration Policy set out on pages 36 to 44 of the Annual Report and Accounts for the financial year ended 31 December 2021 is to be approved. This is a binding vote and, if passed, will mean that the Company can only make remuneration payments to Directors in accordance with the approved policy which, unless amended, will require shareholder approval every three years.

Resolutions 4 and 5 – Re-election of Directors

In accordance with the Company’s articles of association, the Directors must seek re-election on a regular basis, including in particular those Directors who have served longest in office since their last appointment. Sandy Macrae and Alex Stevenson are therefore putting themselves up for re-election at the AGM.

Resolution 6 – Re-appointment of auditors

The Board of Directors, on the recommendation of its Audit and Risk Committee, recommends the re-appointment of RSM UK Audit LLP as auditor, to hold office until the next general meeting at which accounts are laid before the shareholders.

Resolution 7 – Auditors’ remuneration

This resolution authorises the Directors to agree the auditors’ remuneration.

Resolution 8 – Authority to allot shares

Resolution 8 will, if approved, provide the Directors with authority to allot shares in the Company or to grant rights to subscribe for, or to convert any security into, shares in the Company. This authority, which will expire at the earlier of the conclusion of the Annual General Meeting of the Company to be held in 2023 or 30 September 2023, is limited to the allotment of shares up to an aggregate nominal amount of £450,752 (representing approximately 100 per cent. of the Company’s issued ordinary share capital as at the date of the Notice of AGM).

This authority is being sought for the reasons outlined below.

4D pharma plc Notice of Meeting 2022	2

Notice of Annual General Meeting continued

Special resolutions

Resolution 9 – Disapplication of pre-emption rights

Resolution 9 will, if approved, provide the Directors with authority to allot equity securities (as defined in the Companies Act 2006) for cash and otherwise than to existing shareholders pro rata to their holdings. This authority, which will expire at the earlier of the conclusion of the Annual General Meeting of the Company to be held in 2023 or 30 September 2023, is limited to the allotment of equity securities up to an aggregate nominal amount of £450,752 (representing approximately 100 per cent of the Company’s issued ordinary share capital as at the date of the Notice of AGM).

This power is being sought of the reasons outlined below.

Reasons for Resolutions 8 and 9

The Company maintains a strong focus on unlocking the power of the microbiome to develop safe and innovative therapies to address serious disease. Our pipeline of live biotherapeutics represents a compelling opportunity to address large areas of unmet medical need by harnessing bacteria as a revolutionary new class of efficacious therapeutics without sparing safety.

To date, the Company has made noteworthy progress across our pipeline of live biotherapeutics, with multiple assets in clinical trials generating positive data. Our oncology programmes continue to show the potential of the microbiome in oncology, while also providing proof-of-principle for our MicroRx® platform. In particular, we were pleased to announce that MRx0518 met its primary endpoint earlier than anticipated in the renal cell carcinoma (RCC) cohort of our trial with Keytruda® in solid tumours. We were also pleased to announce in December 2021 that MRx004, our asthma candidate, demonstrated a placebo-like safety profile, in addition to clinically meaningful improvements in their asthma symptoms whilst on drug, as compared to placebo.

In addition to these two exciting leading programs, our clinical work in general has led to a stronger foundation of evidence to support our MccroRx® platform. We are continuing to work on our research collaboration with MSD (tradename of Merck & Co., Inc., Kenilworth, N.J., USA) in vaccines which is associated with potential milestone payments totalling over $347.5 million across up to three indications. This work demonstrates the potential reach of our platform, and also recognises the potential reach of live biotherapeutics as a modality.

Operationally, we look forward to delivering on our slated milestones across our pipeline as we continue to advance our oncology and asthma programs expeditiously. In order to execute on these goals, the Company will require additional investment. To address this, we look to both potential partners and the financial markets to address our capital requirements in the near term. In March 2021, the Company was admitted to the NASDAQ market alongside its AIM quote, allowing access to greater pools of capital.

From a partnership perspective, the Company continues to generate increasing interest in our programmes and approach to the microbiome. While our work with partners and potential partners continues with the goal of the Company obtaining capital over the medium term, we will need to access additional capital in the shorter term.

Throughout 2021 and into 2022 we have seen unprecedented volatility in the biotech sector with the XBI (an index which tracks the biotech sector via an equal weighting index) dropping by over 50% since March 2021. This has put significant pressure on the value of our Company and also significant pressure on our ability to raise capital. All small and mid-cap biotech companies are feeling this pressure, with enormous contraction in enterprise value in the sector. Equity markets as a whole have also been very materially impacted by the situation in Ukraine and associated inflationary pressures.

Given this current environment, the Directors believe that the Company should be positioned with the maximum flexibility to be able to access capital during this period of uncertainty and that it is in the best interests of the Company to be ready to access the capital markets without the need to convene a general meeting. The Directors will only utilise the authorities being sought from shareholders at the AGM if they determine it is appropriate to do so. Having the freedom to be able to raise capital in a timely manner will align the Company with US listed biotech companies which do not have to comply with statutory pre-emption rights. In June 2021, shareholders voted in favour of resolutions giving the Directors the authority to allot shares and other securities up to 40% of the then issued share capital without having to first offer such shares and securities to shareholders. This authorisation has not been used and will expire at the AGM. The Directors believe that it is in the best interests of the Company for the Board to have ability to be able to allot shares and securities equivalent to 100 percent of the Company’s current issued share capital. This will significantly enhance the Company’s ability to compete for capital in the current prevailing market conditions.

The Directors are aware that in the event that these authorities, or some part thereof, is utilised it may lead to a material dilution to existing shareholders. The Directors will therefore give consideration to ways in which all shareholders may be given an opportunity to participate in such a fundraising, including by way of an open offer.

The Company has made significant progress both operationally and clinically in the last year despite market conditions, and we hope to continue to deliver on our mission of developing safe and innovative LBPs for the treatment of serious diseases going forward. Our exciting results from both MRx0518 and MRx004 support the broad utility of the MicroRx® platform which is also supported by the Company’s in house commercial-scale cGMP manufacturing facility and strong IP strategy. At the forefront of these activities and developments is our focus on helping patients in need of novel therapeutic options to address serious ongoing unmet needs.

ACTION TO BE TAKEN

We encourage shareholders to attend the AGM, which will be held in person at 9:00 a.m. on 28 June 2022 at the offices of Pinsent Masons LLP, 1 Park Row, Leeds LS1 5AB.

4D pharma plc Notice of Meeting 2022	3

Notice of Annual General Meeting continued

At the date of publication of this Notice of AGM, the UK Government has lifted the previously imposed restrictions on public gatherings and so we hope to welcome our shareholders to attend this year’s AGM in person if they feel comfortable doing so. The health and wellbeing of our shareholders, employees and stakeholders remains our top priority, and we will continue to monitor any health and safety guidance and legislation issued by the UK Government in relation to Covid. Any required changes to the arrangements of the AGM will be notified to shareholders through the Company’s website at www.4dpharmaplc.com.

Shareholders who do not attend in person are strongly encouraged to appoint the Chairman of the AGM, or someone else who is able to attend the AGM in person, as their proxy to cast the shareholder’s vote on their behalf. Details on how to do this are set out in the enclosed proxy form.

The business at the AGM will be curtailed to the formal business section only, with no wider presentations on business performance or question and answer session. There will be an opportunity to raise any questions at the AGM in person. If any shareholder has a question they would like to pose to the Board in advance of the AGM, this should be submitted by email to the Company at ir@4dpharmaplc.com by no later than close of business on 27 June 2022. All emails submitted to the Company should have in the subject line ‘AGM Question’ and your Investor Code which can be located on your share certificate. The Company will use its reasonable endeavours to respond to all emails received, save that the Company shall not be required to respond to any questions where (i) to do so would involve the disclosure of confidential information or inside information, (ii) the answer has already been given on the website in the form of an answer to a question, or (iii) it is undesirable in the interests of the Company to answer the question.

PROXY VOTING

Whether you plan to participate in the AGM or not, shareholders are strongly encouraged to submit their votes via proxy in respect of the business to be transacted at the AGM as early as possible.

To appoint a proxy you can:

(a)	complete the enclosed proxy form in accordance with the notes set out in this Notice of AGM and return it (together with any power of attorney or other authority under which it is signed, or a certified copy of such item) to the Company’s registrar, Link Group, 10th Floor, Central Square, 29 Wellington Street, Leeds LS1 4DL; or

(b)	submit your instructions online by visiting the website of the Company’s registrar, Link Group, at www.signalshares.com; or

(c)	if you hold your shares in CREST, you can submit an electronic proxy instruction to our registrar (ID: RA10) through the CREST system in accordance with the notes to the Notice of AGM and the CREST Manual.

It is recommended that shareholders appoint the Chairman of the Meeting as their proxy to ensure their votes are cast in accordance with their wishes.

Forms of Proxy should be returned, or the electronic proxy instruction submitted, as soon as possible and in any event so as to be received by our registrar no later than 9:00 a.m. on 24 June 2022.

INFORMATION FOR HOLDERS OF AMERICAN DEPOSITARY SHARES

If you hold American Depositary Shares (ADSs) representing ordinary shares, you may instruct JPMorgan Chase Bank N.A. as the depositary (the Depositary), either directly or through your broker, bank or other nominee, how to vote the ordinary shares underlying your ADSs. Please note that only holders of ordinary shares, and not ADS holders, are entitled to vote directly at the AGM. The Depositary has fixed a record date for the determination of holders of ADSs who shall be entitled to give such voting instructions. We have been informed by the Depositary that it has set the ADS record date for the AGM as 20 May 2022 (the ADS Record Date). If you wish to have your votes cast at the AGM, you must obtain, complete and return a voting instruction form from the Depositary, if you are a registered holder of ADSs, or from your broker, bank or other nominee in accordance with any instructions provided by them. Further information as to how to submit voting instructions are set out in the questions and answers in the Notice of AGM.

YOUR VOTE IS IMPORTANT. No matter how many ADSs you own, please submit your voting instruction form in accordance with the procedures described above.

RECOMMENDATION

If Resolutions 8 and 9 are not passed, the Board believes that there is no certainty that the Company will have access to alternative sources of funding, and the Directors would need to consider alternative strategic options, including the sale of the Company’s platform technology and/or programmes in the near future, or the Company entering into liquidation or administration. Furthermore, if no alternative sources of funding are available, the Company will need to stop its ongoing research and development activities. While the Company has achieved some success with its licensing deals to date, the Board does not consider there to be additional deals available on sufficiently attractive terms, and in any event capable of completion in a timely manner, as to be able to generate material short-term cash inflows to the Company. The Directors consider that in any of these scenarios, the residual value in the Company’s assets would be significantly reduced.

The Board considers that each of these resolutions is in the best interests of the Company and its shareholders as a whole. Accordingly, all Directors intend to vote in favour of each resolution in respect of their own beneficial holdings (with the exception of each Director seeking re-election, who will not vote on the resolution relating to his own proposed re-election as a Director of the Company). The Directors unanimously recommend that shareholders vote in favour of all the proposed resolutions.

Yours sincerely

Axel Glasmacher

Non-Executive Chair

4D pharma plc Notice of Meeting 2022	4

Notice of Annual General Meeting

4D pharma plc (incorporated and registered in England and Wales with registered number 08840579)

Notice is hereby given that the Annual General Meeting of 4D pharma plc will be held at the offices of Pinsent Masons LLP, 1 Park Row, Leeds LS1 5AB, at 9:00 a.m. on 28 June 2022 for the purpose of considering and, if thought fit, passing the following resolutions, of which resolutions 1 to 8 will be proposed as ordinary resolutions and Resolution 9 will be proposed as a special resolution.

Ordinary resolutions

1.	To receive the Company’s Annual Report and audited financial statements for the year ended 31 December 2021.

2.	To approve the Directors’ Remuneration Report as set out in the Annual Report and Accounts (other than the part containing the Directors’ Remuneration Policy) for the year ended 31 December 2021.

3.	To approve the Directors’ Remuneration Policy (contained in the Directors’ Remuneration Report), as set out in the Annual Report and Accounts for the year ended 31 December 2021.

4.	To re-elect Sandy Macrae, who retires by rotation, as a Director of the Company.

5.	To re-elect Alex Stevenson, who retires by rotation, as a Director of the Company.

6.	To re-appoint RSM UK Audit LLP as auditor of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.

7.	To authorise the Directors to agree the remuneration of the auditor.

8.	That, pursuant to section 551 of the Companies Act 2006, the Directors be and are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £450,752 (approximately 100 per cent. of the Company’s issued share capital at the date of this Notice), such authority to expire (unless previously revoked, varied or renewed by the Company) on the earlier of the date of the next Annual General Meeting of the Company and 30 September 2023, save that the Company may before such expiry make an offer or agreement which would or might require shares to be allotted after such expiry and the Directors may allot shares in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

These authorities are in substitution for any and all authorities previously conferred upon the Directors for the purposes of section 551 of the Companies Act 2006, without prejudice to any allotments made pursuant to the terms of such authorities.

Special resolutions

9.	That, conditional upon the passing of resolution 8 above, in accordance with section 570 of the Companies Act 2006, the Directors be and are hereby given power to allot equity securities (as defined in section 560 of the Companies Act 2006) for cash, pursuant to the authority conferred by resolution 8 above, as if section 561 of the Companies Act 2006 did not apply to such allotment or sale, provided that this power shall be limited to:

9.1	the allotment or sale of equity securities for cash in connection with or pursuant to an offer to the holders of equity securities and other persons entitled to participate, in proportion (as nearly as may be) to their then holdings of equity securities (or, as appropriate, the numbers of such securities which such other persons are for those purposes deemed to hold), subject only to such exclusions or other arrangements as the Directors may feel necessary or expedient to deal with treasury shares, fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body of, or any stock exchange in, any territory; and

9.2	the allotment or sale of equity securities (otherwise than pursuant to subparagraph 9.1) for cash up to a maximum nominal value of £450,752 (approximately 100 per cent. of the Company’s issued share capital at the date of this Notice), such authority to expire (unless previously revoked, varied or renewed by the Company) on the earlier of the date of the next Annual General Meeting of the Company and 30 September 2023, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted or sold after such expiry and the Directors may allot or sell equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

By order of the Board

Duncan Peyton

Company Secretary

Registered office: 9 Bond Court, Leeds LS1 2JZ

20 May 2022

4D pharma plc Notice of Meeting 2022	5

Notes to the Notice of AGM

1.	We encourage shareholders to participate in the AGM in person if they feel comfortable to attend. Nonetheless, shareholders are entitled and encouraged to appoint a proxy to exercise all or any of their rights to vote on their behalf at the AGM. A shareholder can appoint the Chairman of the AGM or anyone else to be their proxy at the Meeting. A proxy need not be a shareholder. More than one proxy can be appointed in relation to the Meeting, provided that each proxy is appointed to exercise the rights attached to different ordinary shares held by that shareholder.

2.	If you return more than one proxy appointment, either by paper or electronic communication, the appointment received last by the registrar, Link Group, before the latest time for receipt of proxies will take precedence. Electronic communication facilities are open to all shareholders.

3.	In the case of joint holders, where more than one of the joint holders purports to appoint the Chairman of the Meeting as proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s Register of Members in respect of the joint holding (the first named being the most senior).

4.	Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that no more than one corporate representative exercises powers in relation to the same shares.

6.	You may register your vote online by visiting the website of the Company’s registrar, Link Group, at www.signalshares.com. In order to register your vote online, you will need to enter your Investor Code which can be located on your share certificate. Alternatively, shareholders who have already registered with the registrar’s online portfolio service can appoint their proxy electronically by logging on to their portfolio at www.signalshares.com and clicking on the link to vote. The on-screen instructions give details on how to complete the appointment process. A proxy appointment made electronically will not be valid if sent to any address other than those provided or if received after 9:00 a.m. on 24 June 2022.

7.	A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Meeting.

8.	To be entitled to vote at the Meeting (and for the purpose of the determination by the Company of the number of votes they may cast), shareholders must be registered in the Register of Members of the Company at close of trading on 24 June 2022 (or, in the event of any adjournment, at close of business (excluding non-working days) two days prior to the adjourned Meeting). Changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to vote at the Meeting.

9.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual (available from www.euroclear.com). CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

10.	In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with Euroclear UK & International Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer’s agent (ID: RA10) by 9:00 a.m. on 24 June 2022. For this purpose, the time of receipt will be taken to mean the time (as determined by the timestamp applied to the message by the CREST application host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

11.	CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & International Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

12.	In order to terminate the authority of a proxy, you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke such appointment to the Company’s registrar, Link Group, 10th Floor, Central Square, 29 Wellington Street, Leeds LS1 4DL. To be effective, the notice of termination must be received by the Company’s registrar by the method outlined above no later than 9:00 a.m. on 24 June 2022.

4D pharma plc Notice of Meeting 2022	6

Notes to the Notice of AGM continued

13.	Any person to whom this Notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a ‘Nominated Person’) may, under an agreement between him/her and the shareholder by whom he was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Meeting. We would encourage all such Nominated Persons to appoint the Chairman of the Meeting as their proxy.

14.	As at 19 May 2022 (being the latest practicable business day prior to the publication of this Notice of AGM), the Company’s ordinary issued share capital consists of 180,300,967 ordinary shares of 0.25 pence each, carrying one vote each. Therefore, the total voting rights in the Company as at 19 May 2022 are 180,300,967.

15.	Under section 527 of the Companies Act 2006, shareholders meeting the threshold requirements of that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s financial statements (including the Auditor’s Report and the conduct of the audit) that are to be laid before the Meeting; or (ii) any circumstances connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual financial statements and reports were laid in accordance with section 437 of the Companies Act 2006 (in each case) that the shareholders propose to raise at the relevant meeting. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with sections 527 and 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Meeting for the relevant financial year includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on a website.

16.	In accordance with section 439 of the Companies Act 2006, the Board seeks shareholder approval for the Directors’ Remuneration Report as set out on pages 45 to 50 of the Annual Report and Accounts for the financial year ended 31 December 2021 (the ‘2021 Annual Report’) (but excluding the Directors’ Remuneration Policy as set out on pages 45 to 50 of the 2021 Annual Report). The vote on Resolution 4 is advisory only and the entitlement of any Director to remuneration is not conditional on Resolution 4 being passed.

17.	The Company is required to seek shareholder approval for its Directors’ Remuneration Policy at least once every three years, unless the Directors’ Remuneration Policy is amended. The Company does not currently have a Directors’ Remuneration Policy which is approved by shareholders. Resolution 5 is proposed to obtain shareholder approval for the Directors’ Remuneration Policy contained in the Directors’ Remuneration Report as set out on pages 36 to 44 of the 2021 Annual Report. The vote on Resolution 5 is a binding vote and, if passed, will mean that the Company can only make remuneration payments to Directors in accordance with the approved Directors’ Remuneration Policy.

18.	Any shareholder has the right to ask questions. There will be opportunities to raise any questions in person at the AGM in person. If any shareholder has a question they would like to pose to the Board in advance of the AGM, this should be submitted by email to the Company at ir@4dpharmaplc.com by no later than close of business on 27 June 2022. All emails submitted to the Company should contain in the subject line ‘AGM Question’ and your Investor Code which can be located on your share certificate. The Company will use its reasonable endeavours to respond to emails received, save that the Company shall not be required to respond to any questions where (i) to do so would involve the disclosure of confidential information or inside information, (ii) the answer has already been given on the website in the form of an answer to a question, or (iii) it is undesirable in the interests of the Company to answer the question.

19.	Key terms of Directors’ remuneration during the year to 31 December 2021 are provided in the Report of the Remuneration Committee in the Company’s Annual Report 2021.

20.	You should not use any electronic address (within the meaning of section 333(4) of the Companies Act 2006) provided in either this Notice of AGM or any related documents (including the proxy form) to communicate with the Company for any purposes other than those expressly stated.

21.	If you hold American Depositary Shares (ADSs) representing ordinary shares, you may instruct JPMorgan Chase Bank N.A. as the depositary (the Depositary), either directly or through your broker, bank or other nominee, how to vote the ordinary shares underlying your ADSs. Please note that only holders of ordinary shares, and not ADS holders, are entitled to vote directly at the Meeting. The Depositary has fixed a record date for the determination of holders of ADSs who shall be entitled to give such voting instructions. We have been informed by the Depositary that it has set the ADS record date for the Meeting as 20 May 2022 (the ADS Record Date). If you wish to have your votes cast at the Meeting, you must obtain, complete and timely return a voting instruction form from the Depositary, if you are a registered holder of ADSs, or from your broker, bank or other nominee in accordance with any instructions provided from them.

22.	A copy of this Notice can be found on the Company’s website at www.4dpharmaplc.com.

4D pharma plc Notice of Meeting 2022	7

Frequently Asked Questions and Answers for Holders of American Depositary Shares

The information provided in the ‘question and answer’ format below is for your convenience only and you should read this entire Notice of AGM carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this Notice of AGM.

What does a 4D pharma ADS represent?

Each ADS represents eight ordinary shares of the Company. Each ordinary share is entitled to one vote.

If I hold ADSs, how do my rights differ from those who hold ordinary shares?

ADS holders do not have the same rights as holders of our ordinary shares. English law governs the rights of holders of our ordinary shares. The deposit agreement among the Company, the Depositary and holders of ADSs, and all other persons directly and indirectly holding ADSs, sets out the rights of ADS holders as well as the rights and obligations of the Depositary. Each ADS represents eight ordinary shares (or a right to receive eight ordinary shares) deposited with the custodian for the Depositary under the deposit agreement or any successor custodian. Each ADS also represents any other securities, cash or other property which may be held by the Depositary in respect of the depositary facility. The Depositary is the holder of the ordinary shares underlying the ADSs. The Depositary’s principal executive office is located at 383 Madison Avenue, Floor 11, New York, New York 10179.

Ordinary shares underlying ADSs will not be voted on any matter not disclosed in this Notice of AGM.

Who is entitled to vote at the AGM?

If you are a registered holder of the ADSs on the books of JPMorgan Chase Bank N.A. on 20 May 2022 (the ADS Record Date), then at or prior to 12:00 p.m. (New York Time) on 23 June 2022 you may provide instructions to the Depositary as to how to vote the ordinary shares underlying your ADSs on the issues set forth in this Notice of AGM. The Depositary will mail you a voting instruction card if you hold ADSs in your own name on the Depositary’s share register (Registered Holders). If, however, on the ADS Record Date you held your ADSs through a bank, broker, custodian or other nominee/agent (Beneficial Holders), it is anticipated that such bank, broker, custodian or nominee/agent will forward voting instruction forms to you.

●	Registered Holders: Registered Holders of ADSs must complete, sign and return a Voting Instruction Form to be actually received by the Depositary on or prior to 12:00 p.m. (New York Time) on 23 June 2022.

●	Street Name Holders: If your ADSs are held on your behalf in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of those ADSs held in ‘street name’, and this Notice of AGM was forwarded to you by your broker or nominee. A holder of ADSs held through a broker, bank or other nominee (a Beneficial Holder of ADSs) should follow the instructions that its broker, bank or other nominee provides to vote the ordinary shares underlying its ADSs. The Depositary has fixed a record date for the determination of holders of ADSs who shall be entitled to give such voting instructions. We have been informed by the Depositary that it has set the ADS Record Date for the AGM as 20 May 2022.

How will the ordinary shares underlying my ADSs be voted if I do not provide voting instructions to the Depositary or my broker, bank or other nominee?

With respect to ordinary shares represented by ADSs for which no timely voting instructions are received by the Depositary from a holder of ADSs, the Depositary shall not vote such ordinary shares. The Depositary will not itself exercise any voting discretion in respect of any ordinary shares.

If you own ADSs in ‘street name’ through a broker, bank or other nominee and you do not direct your broker how to instruct the Depositary how to vote the ordinary shares represented by your ADSs on the proposals, your shares will not be voted on any proposal on which the broker does not have discretionary authority to provide voting instructions to the Depositary. This is referred to as a broker non-vote. Broker non-votes on a particular proposal will not be counted as votes cast and will have no effect on the outcome of the vote with respect to such matter.

What is an ‘abstention’ and how would it affect the vote?

With respect to ADSs, an abstention occurs when a holder of ADSs sends proxy instructions to the Depositary to abstain from voting regarding a particular matter or without making a selection with respect to a particular matter.

Abstentions by holders of ADSs will not be counted as votes cast and will have no effect on the outcome of the vote on matters on which a holder has abstained.

4D pharma plc Notice of Meeting 2022	8

Frequently Asked Questions and Answers for Holders of American Depositary Shares continued

How can I vote my ADSs?

You may give voting instructions to the Depositary or your broker, bank or other nominee, as applicable, with respect to the ordinary shares underlying your ADSs. If you held ADSs as of the ADS Record Date, you have the right to instruct the Depositary –if you hold your ADSs directly – or the right to instruct your broker, bank or other nominee – if you hold your ADSs through such intermediary – how to vote. So long as the Depositary receives your voting instructions on or prior to 12:00 p.m. (New York Time) on 23 June 2022, it will, to the extent practicable and subject to English law and the terms of the deposit agreement, vote the underlying ordinary shares as you instruct. If your ADSs are held through a broker, bank or other nominee, such intermediary will provide you with instructions on how you may give voting instructions with respect to the ordinary shares underlying your ADSs. Please check with your broker, bank or other nominee, as applicable, and carefully follow the voting procedures provided to you.

As an ADS holder, you will not be entitled to vote in person at the AGM. To the extent you provide the Depositary or your broker, bank or other nominee, as applicable, with voting instructions, the Depositary will vote the ordinary shares underlying your ADSs in accordance with your instructions.

You also may exercise the right to vote the ordinary shares underlying your ADSs by surrendering your ADSs and withdrawing the ordinary shares represented by your ADSs pursuant to the terms described in the deposit agreement. However, it is possible that you may not have sufficient time to withdraw your ordinary shares and vote them at the upcoming Annual General Meeting as a holder of record of ordinary shares. Holders of ADSs may incur additional costs associated with the surrender and withdrawal process.

Can I revoke my proxy and change my vote?

If you hold ADSs, directly or through a broker, bank or other nominee, you must follow the instructions provided by the Depositary or such broker, bank or other nominee if you wish to revoke your proxy and change your vote. The last instructions you submit prior to the deadline indicated by the Depositary or the broker, bank or other nominee, as applicable, will be used to instruct the Depositary how to vote the ordinary shares underlying your ADSs.

May I attend the AGM?

Only holders of ordinary shares are entitled to attend the AGM.

From whom will I receive proxy materials for the AGM?

If you hold ADSs in your own name registered on the books of the Depositary, you are considered the Registered Holder of the ADSs and will receive these proxy materials from the Depositary. If you hold ADSs through a broker, bank or other nominee, you are considered the beneficial owner of the ADSs and you will receive the proxy materials from your broker, bank or other nominee.

How are proxies solicited for the AGM?

We will make arrangements with the Depositary, brokers, banks and other nominees for the forwarding of solicitation material to the direct and indirect holders of ADSs, and we will reimburse the Depositary and such intermediaries for their related expenses.

4D pharma plc Notice of Meeting 2022	9

4D pharma plc (the Company)
(Incorporated and registered in England and Wales with registered number 08840579)

Annual General Meeting - proxy form

to be held at 1 Park Row, Leeds LS1 5AB at 9:00 a.m.
on 28 June 2022 (the ‘Annual General Meeting’)

Before completing this form, please read the explanatory notes below.

I/We (block capitals)

of

being a member/members of the Company, appoint the Chairman of the Meeting or (see note 1, 2 and 3)

as my/our proxy to attend, speak and vote on my/our behalf at the Annual General Meeting of the Company, and at any adjournment of the Meeting.

I/We direct my/our proxy to vote on the following resolutions as I/we have indicated by marking the appropriate box with an ‘X’.

If no indication is given, my/our proxy will vote or abstain from voting at his or her discretion and I/we authorise my/our proxy to vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Meeting (see note 8).

Resolutions		For	Against	Vote withheld
1.	To receive and adopt the Company’s Annual Report for the year ended 31 December 2021
2.	To approve the Directors’ Remuneration Report in the Company’s Annual Report for the year ended 31 December 2021
3.	To approve the Directors’ Remuneration Policy in the Company’s Annual Report for the year ended 31 December 2021
4.	To re-elect Sandy Macrae
5.	To re-elect Alex Stevenson
6.	To re-appoint RSM UK Audit LLP as auditor of the Company
7.	To authorise the Directors to agree the remuneration of the auditor
8.	To authorise the Directors to allot equity securities pursuant to section 551 of the Companies Act 2006
9.	To authorise the Directors to allot equity securities in certain circumstances as if section 561 of the Companies Act 2006 did not apply

Leave blank to authorise your proxy to act in relation to your full entitlement or enter the number of shares in relation to which your proxy is authorised to vote (see note 7):

Signature	Date

Notes to the proxy form

1.	We encourage shareholders to participate in the AGM in person if they feel comfortable to attend. Nonetheless, shareholders are entitled and encouraged to appoint a proxy to exercise all or any of their rights to vote on their behalf at the Meeting. A shareholder can appoint the Chairman of the Meeting or anyone else to be his/her proxy at the Meeting. A proxy need not be a shareholder. More than one proxy can be appointed in relation to the Meeting, provided that each proxy is appointed to exercise the rights attached to different ordinary shares held by that shareholder.

2.	If you return more than one proxy appointment, either by paper or electronic communication, the appointment received last by the registrar, Link Group, before the latest time for receipt of proxies will take precedence. Electronic communication facilities are open to all shareholders.

3.	In the case of joint holders, where more than one of the joint holders purports to appoint the Chairman of the Meeting as proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s Register of Members in respect of the joint holding (the first named being the most senior).

4.	Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that no more than one corporate representative exercises powers in relation to the same shares.

5.	You may register your vote online by visiting the website of the Company’s registrar, Link Group, at www.signalshares.com. In order to register your vote online, you will need to enter your Investor Code which can be located on your share certificate. Alternatively, shareholders who have already registered with the registrar’s online portfolio service can appoint their proxy electronically by logging on to their portfolio at www.signalshares.com and clicking on the link to vote. The on-screen instructions give details on how to complete the appointment process. A proxy appointment made electronically will not be valid if sent to any address other than those provided or if received after 9:00 a.m. on 24 June 2022.

6.	If the proxy is being appointed in relation to less than your full voting entitlement, please enter the number of shares in the space provided. If left blank, your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).

7.	To direct your proxy how to vote on the resolutions, mark the appropriate box with an ‘X’. To abstain from voting on a resolution, select the relevant ‘Vote withheld’ box. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Meeting.

8.	To appoint a proxy using this form, the form must be completed and signed and sent by post to the Company’s registrar using the accompanying reply-paid envelope, or other envelope addressed to Link Group, 10th Floor, Central Square, 29 Wellington Street, Leeds LS1 4DL and received no later than 9:00 a.m. on 24 June 2022.

9.	Any power of attorney or any other authority under which this proxy form is signed (or a copy of such power or authority certified in accordance with the Powers of Attorney Act 1971) must be included with the proxy form.

10.	CREST members who wish to appoint a proxy or proxies by using the CREST electronic appointment service may do so by using the procedures described in the CREST Manual (available from www.euroclear.com). To be valid, the appropriate CREST message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy, must be transmitted so as to be received by our agent (ID: RA10) no later than 9:00 a.m. on 24 June 2022. See the notes to the Notice of Meeting for further information on proxy appointment through CREST.

11.	For details of how to change your proxy instructions or revoke your proxy appointment, see the notes to the AGM Notice of Meeting.

12.	You may not use any electronic address provided in this proxy form to communicate with the Company for any purposes other than those expressly stated.